Room 4561

January 14, 2008

Martin Wade, III
Chairman and Chief Executive Officer
Broadcaster, Inc.
9201 Oakdale Avenue, Suite 200
Chatsworth, CA 91311

        Re: **Broadcaster, Inc.**
               Revised Preliminary Information Statement on Schedule 14C
               Filed January 11, 2008
               File No. 0-15949

Dear Mr. Wade:

We have reviewed your filing and have the following comments

General

1.   We note your response to comment 1 of our letter dated January 10, 2008. We continue to believe that you should revise your disclosure to provide a more complete description of the disagreements over the shut down of the Company's business operations that occurred during your recent Board of Director meetings. This would include a description of each material disagreement and identification of the views of each of the participants in the Board meetings. To the extent the disagreements involved the proposed merger transactions with JamNow and WebHost4Life, include in your disclosure the information that you provided in response to comment 3 of our letter dated January 10, 2008. We note that these and other matters are addressed in some detail in the Schedule 13D amendment filed by Michael Gardner and a related party on January 11, 2008.

2.   With regard to the Schedule 13D referred to in the prior comment, confirm whether the company has disclosed in its periodic reports all related party transactions in accordance with Item 404 of Regulation S-K. Confirm also that the company has filed all applicable related party agreements as required by Item 601 of Regulation S-K.

3.   Tell us your analysis regarding your continued compliance with all applicable
        federal laws and regulations and marketplace rules regarding director
        independence subsequent to the pending removal of Mr. Goodman and Dr. Orza.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        You may contact Matt Crispino at (202) 551-3456 if you have questions. If you
require further assistance, please contact me at (202) 551-3503. If you thereafter have
further questions, you may contact Mark P. Shuman, Branch Chief-Legal, at
(202) 551-3462.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel

cc: <u>Via Facsimile (516) 222-0948</u>
        Leslie Marlow
        Lehman & Eilen LLP
        Telephone: (516) 222-0888